Exhibit (a)(1)(J)
FOR IMMEDIATE RELEASE
TASER International, Inc. Announces Commencement of Employee Stock Option Exchange
SCOTTSDALE, Arizona. November 24, 2010 — TASER International, Inc. (NASDAQ: TASR) (“TASER”), a global market leader in advanced electronic control devices (ECD) announced today the commencement of its offer to employees (excluding directors and executive officers) of TASER (“Eligible Employees”) to voluntarily exchange “out-of-the-money” stock options for new stock options (“New Options”), upon the terms and subject to the conditions of the Offer to Exchange Certain Outstanding Stock Options for New Options (the “Exchange Offer”). The purpose of the Exchange Offer is to retain and incentivize TASER’s employees and to better align its employees’ interests with the interests of TASER’s stockholders.
The Exchange Offer commenced today, November 24, 2010, and will expire at 11:59 p.m. Eastern Time on December 27, 2010, unless TASER is required or otherwise decides to extend the Exchange Offer. The options eligible for exchange pursuant to the Exchange Offer are options that have an exercise price greater than $8.00, in addition to other terms and conditions contained in the Offer to Exchange (the “Eligible Options”). Approximately 870,000 options will be eligible under the Exchange Offer.
Pursuant to the Exchange Offer, Eligible Employees may elect to exchange Eligible Options for New Options covering a lesser number of shares with a lower exercise price, based on exchange ratios that have been set by TASER’s Board of Directors.
Each New Option granted pursuant to the Exchange Offer will have an exercise price equal to the last reported sale price per share of TASER’s Common Stock on The NASDAQ Global Market on the New Option grant date, which is expected to be December 27, 2010. The vesting schedule and term of the New Options will be revised to reflect the grant date of the New Options. The New Options will vest in equal monthly installments over a 36-month period starting on the new grant date, and the term of each New Option will be 10 years. The incremental stock-based compensation charge associated with the Exchange Offer is approximately $250,000 which will be recognized ratably over the three year vesting period of the New Options.
About the Exchange Offer
TASER has commenced the Exchange Offer to which this communication pertains. Prior to making a decision whether to participate in the Exchange Offer, Eligible Employees are strongly advised to read all the documents relating to the Exchange Offer, including the Tender Offer Statement on Schedule TO (the “Schedule TO”), the Offer to Exchange, the Election Form, the Notice of Withdrawal, the TASER International, Inc. 2009 Stock Incentive Plan (the “2009 Plan”), and the form of stock option agreement, all of which contain important information relating to the terms and conditions of the Exchange Offer. These written materials and other related documents may be obtained free of charge from the SEC’s website at www.sec.gov.
About TASER International, Inc.
TASER International, Inc., is the global leader in the development of technologies that Protect Life. More than 15,000 public safety agencis protect and serve in more than 40 countries with TASER technology. TASER innovations benefit individuals and families too; providing personal protection and accountability while maintaining regard for life. TASER is committed to bringing advanced solutions to market, like TASER AXON and EVIDENCE.COM — powerful evidence capturing and management platforms. Learn more about TASER International and its products at www.TASER.com or by calling (800) 978-2737.

Note to Investors
For investor relations information please contact Katie Pyra by phone at (480) 515-6330 or via email at IR@TASER.com, or Dan Behrendt, Chief Financial Officer of TASER International, Inc., at (480) 991-0796.